UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Minutes of the Meeting of the Board of Executive Officers Held on March 5, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 5, 2020, regarding approval of the 2019 annual report and financial statements and their submission to the Board of Directors.

2.	Minutes of the Meeting of the Board of Directors Held on March 5, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 5, 2020, regarding recommendations of approval for the ordinary extraordinary meeting of Natura &Co Holding S.A’s shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 9, 2020

Item 1

Minutes of the Meeting of the Board of Executive Officers Held on March 5, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 5, 2020, regarding approval of the 2019 annual report and financial statements and their submission to the Board of Directors.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Officers’ Meeting

Held on March 5, 2020

I.       Date, Time and Place: On March 5, 2020, at 08:00 a.m., at the principal place of business of Natura &Co Holding S.A. (“Company” or “Natura &Co”), at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.     Call Notice: Waived due to the attendance of all members of the Board of Officers, under paragraph 2, article 15 of the Company’s Bylaws.

III.    Quorum: All members of the Company’s Board of Officers were present: Itamar Gaino Filho – Legal and Compliance Officer, and José Antonio de Almeida Filippo – Chief Financial and Investor Relations Officer.

IV.    Presiding Board: Mr. José Antonio de Almeida Filippo acted as chairman of the meeting and invited Mr. Itamar Gaino Filho to act as secretary.

V.     Agenda: To resolve on the management’s annual report, the financial statements and the explanatory notes, together with the draft of the external independent auditors’ opinion, related to the fiscal year ended on December 31, 2019, and their submission to the Board of Directors.

VI.    Resolutions: Having examined and discussed the matters of the Agenda, the members of the Board of Officers unanimously and with no reservation approved the management's annual report, the financial statements and the explanatory notes, together with the draft of the external independent auditors’ opinion, related to the fiscal year ended on December 31, 2019 and their submission to the appreciation of the Board of Directors.

VII.   Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, and suspended the meeting in order for the minutes to be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending officers.

São Paulo, March 5, 2020.

These minutes are a true copy of the original drafted in the proper book.

/s/ Itamar Gaino Filho

Itamar Gaino Filho

Secretary

 Item 2

Minutes of the Meeting of the Board of Directors Held on March 5, 2020, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 5, 2020, regarding recommendations of approval for the ordinary extraordinary meeting of Natura &Co Holding S.A’s shareholders.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) No. 32.785.497/0001-97	Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on March 5, 2020

I.       Date, Time and Place: On March 5, 2020, at 09 a.m., at the principal place of business of Natura &Co Holding S.A. (“Company” or “Natura &Co”), at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.      Call Notice: Waived due to the attendance, by telephone conference, of all members of the Board of Directors, under terms of paragraph 2, article 15 of the Company’s Bylaws.

III.     Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, and Andrew George McMaster Jr., independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.     Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting, and invited Mr. Moacir Salzstein to act as secretary.

V.      Agenda: To resolve on the recommendation of the approval, by the Company’s shareholders to meet at the Company’s ordinary and extraordinary general meetings to be held on April 24, 2020 (“OEGM”), of the management’s annual report, of the financial statements and of the explanatory notes, together with the draft of the external independent auditors’ opinion and favorable opinion of the Audit, Risk Management and Finance Committee and proposal of allocation of the result of year, related to the fiscal year ended on December 31, 2019.

VI.     Resolutions: After discussions related to the matters included in the Agenda, and having in view the reviewed information received by the Company, the members of the Board of Directors unanimously and without any reservation approved to recommend, in accordance with the provisions of article 142, item V, of Law No. 6,404/76 and of article 20, item X of the Company’s Bylaws, the approval, by the Company’s shareholders to meet at the OEGM, of the annual report of the management, of the financial statements and of the explanatory notes together with the draft of external independent auditors’ opinion, favorable opinion of the Audit, Risk Management and Finance Committee and favorable manifestation of the Board of Officers, as well as the proposal of allocation of the losses assessed in the year ended on December 31, 2019 in the retained losses account of the Company, as registered in the Company’s financial statements, pursuant to article 189 of Law No. 6,404/76, such documents which will be disclosed on the present date and published in the Official Gazette of the State of São Paulo and in newspaper Valor Econômico on March 6, 2020.

VII.    Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, suspended the meeting for these minutes to be drafted, which, after being read, discussed and found to be in order, were approved, according to votes cast by e-mails and signed by the board and by the attending board members.

São Paulo, March 5, 2020.

These minutes are a true copy of the original drafted in the proper book.

/s/ Moacir Salzstein

 Moacir Salzstein

Secretary